                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of: August, 2002            Commission File Number: 1-31402

                                    CAE Inc.
                              (Name of Registrant)

                                Royal Bank Plaza
                            South Tower, Suite 3060
                                Toronto, Ontario
                                 Canada M5J 2J1
                    (Address of Principal Executive Offices)
                           Telephone: (416) 866-6967

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  [  ]            Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes  [  ]                  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CAE Inc.


Date: August 26, 2002                        By:  /s/  Hartland J.A. Paterson
                                                ------------------------------
                                             Name:  Hartland J.A. Paterson
                                             Title: Vice President, Legal and
                                                    General Counsel

                                 EXHIBIT INDEX

Exhibit             Description of Exhibit
-------             ----------------------

99                  First Quarter Report


                                                                          [LOGO]

                                                                      Exhibit 99
First Quarter Report

Q1

Interim Financial Report
  for the three months ended June 30, 2002

TABLE OF CONTENTS

01       Report to Shareholders

03       Management's Discussion and Analysis: Three months ending June 30, 2002

         03       Summary of Consolidated Results

         04       Civil Simulation and Training

         06       Military Simulation and Training

         07       Marine Controls

09       Consolidated Balance Sheets

10       Consolidated Statements of Earnings

10       Consolidated Statements of Retained Earnings

11       Consolidated Statements of Cash Flow

12       Notes to the Consolidated Financial Statements

                                         CAE / 1st quarter report 2003 / page.01

REPORT TO SHAREHOLDERS

FIRST QUARTER RESULTS

I am pleased to report that CAE generated double-digit top and bottom line growth from continuing operations in the first quarter of fiscal year 2003, with earnings increasing 13% from the prior year to $37.4 million or 17 cents per share. Our expanding civil aviation training business and increased sales of controls systems for both naval and commercial marine vessels caused revenues to grow by 14% from the prior year.

The majority of the increase in earnings is organic. This is attributable to an improvement in the overall operating margins, which includes the impact of foreign exchange gains, partially offset by the amortization of intangible assets and operating lease expenses associated with sale and leaseback transactions. The increase in earnings is after higher interest expense arising from the financing of strategic acquisitions and capital investments.

These results reflect our success in building a platform for balanced, profitable growth through our strategic transformation from being primarily a supplier of equipment to a provider of integrated training solutions in civil aviation, military and marine markets. In addition, our $2.5 billion backlog is a source of stability in today's uncertain market environment. We are gratified that our efforts have been recognized by knowledgeable observers like the magazine Aviation Weekly, which has selected CAE as the world's top performing medium-sized, publicly traded aerospace and defence company.

Our more balanced structure is exemplified by the need to begin reporting our fast-growing Marine Controls business unit as a separate, third business segment for the first time. Marine increased both its first quarter revenue and operating earnings by over 70% from the prior fiscal year. This rapid growth is attributable to Marine's Astute class submarine controls and training contract with the UK Royal Navy, increased sales of Marine's core IPMS (Integrated Platform Management System) products, as well as the acquisition of Valmarine in August of 2001. Marine also announced the delivery of a full scope, high fidelity nuclear power plant training simulator for China's Qinshan Phase III project in July.

Military Simulation and Training grew its first quarter operating earnings by 22% from the prior year to $18.7 million. The increase in earnings was attributable to an improved performance on existing programs, a special bonus on one program and cost savings generated through the integration of Military's world-wide operations. First quarter revenue increased slightly, with this relatively flat growth due primarily to program delays and the timing of activities within existing contracts.

Among Military's Q1 highlights were the award of a contract for two Super Lynx 300 helicopter mission simulators for the Royal Air Force of Oman and the agreement to lead a joint bid with Boeing for the U.S. Army Flight School XXI program, the Army's next-generation institutional training strategy involving the complete redesign of all flight training for Army aviators. Since then, our consortium has been selected to negotiate a contract with the German Government to provide equipment and training for their NH-90 army helicopters. This should also pay dividends for other NH-90 training opportunities in Europe.

Civil Simulation and Training reported a 17% increase in operating earnings for the first quarter to $37.7 million on revenue of $135.5 million - up 16% on a year-over-year basis. The increase in earnings and revenue is attributable to the substantial expansion of Civil's aviation training business during the past 12 months via the acquisition of the Schreiner and SimuFlite operations as well as the opening of new training centres.

                                         CAE / 1st quarter report 2003 / page.02

Civil has signed contracts to provide pilot training for a number of new training customers. In addition, the U.S. Navy Reserves selected the Dallas Training Centre for the training of its C-40 Naval aviators.

On August 7, we announced an important ten-year renewable Cooperation Agreement with Airbus to be the Airbus training provider of choice around the world. Under the agreement, CAE will provide equipment, facilities and advanced training technologies while Airbus will provide its courseware and training expertise. By offering service at the Airbus facilities in Miami and Toulouse as well as our own expanding global network, Airbus customers will benefit from top-quality training at more convenient locations. This will bring strategic and financial benefits for both companies and serve as a powerful engine of growth for CAE, with expectations that we will more than double our Airbus-related training revenues in the next five years.

Market demand for new full flight simulators remains weak as airlines continue to battle through a difficult and uncertain period. Only two full flight simulators have been sold to third parties since the beginning of this fiscal year. However, we have installed nine additional full flight simulators at our own aviation training centres and intend to increase our installed simulator training base from the current 68 to over 80 by the end of the current fiscal year.

In the past few months, we strengthened an already strong and deep management team through the appointment of Gary Scott, formerly the President of Flight Safety Boeing Training International, as Civil's Group President. We have also strengthened the team directing CAE's efforts in the key American military market through the appointment to the Board of Directors of CAE USA of General Michael Ryan, former US Air Force Chief of Staff and Admiral Leighton Smith, the former NATO Commander in Bosnia.

On July 29, CAE commenced trading on the New York Stock Exchange under the symbol "CGT". We believe this will facilitate a broadening of our shareholder base in line with our growing business presence in the key American market. Due to the negative market conditions, CAE chose to withdraw its cross-border equity offering and will instead strengthen its balance sheet through other methods, including an approximate $125 million reduction in training centre capital expenditures through the sale and leaseback of as many as seven full flight simulators for our training centres.

Our goal for FY2003 continues to be to deliver double-digit growth, with margins sustained in the 20% range. Our ability to achieve these goals will be influenced by the pace of recovery in the global airline industry and by the timing of major military programs.



                           [SIGNATURE]

                           D.H. Burney

                           President and Chief Executive Officer

                                         CAE / 1st quarter report 2003 / page.03

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDING JUNE 30, 2002

Management's Discussion and Analysis (MD&A) of the first quarter of fiscal 2003 financial results focuses on the core businesses of CAE Inc. (CAE), Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The growing size of the Marine Controls business unit, which was previously grouped with Military and reported as Military Simulation and Marine Controls, means it will now be reported separately as a business segment commencing this quarter. The MD&A includes a review of the operations and financial condition of each segment and should be read in conjunction with the unaudited financial statements contained on pages 9 to 17.

This MD&A contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions, which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations include market cycles, product innovation, changes in contract costs, and the loss of key personnel.

SUMMARY OF CONSOLIDATED RESULTS

CONTINUING OPERATIONS

CAE reported double-digit top and bottom line growth from continuing operations during the first quarter, with higher overall margins.

Earnings from Continuing Operations

Consolidated earnings from continuing operations for the quarter ended June 30 reached $37.4 million or 17 cents per share, a 13% increase compared to $33.0 million or 15 cents per share reported in the first quarter of fiscal 2002. The increase is attributable to higher operating earnings across all segments, the majority of which is organic, resulting from higher revenue and further margin improvements. Marine delivered the most significant increase in operating earnings, 73% over the prior year, reflecting the benefits of its activities on the Astute training and control programs.

Operating margins reached 22.8% in the quarter against last year's 21.1%. These results included a $6.6 million foreign exchange gain resulting primarily from the strengthening of the Canadian dollar on our US dollar borrowings, partially offset by the amortization of intangible assets of $2.3 million and operating lease expense associated with sale and leaseback transactions of approximately $2.0 million. Beginning this fiscal year, the amortization period for civil simulation equipment was changed to 25 years from 20 years. This is a better approximate for the useful life of the simulators and is consistent with the long term financing arrangements completed last year for such assets. The change in the estimated life reduced the amortization expense by approximately $2.0 million this quarter.

The growth in operating earnings was reduced by higher interest expense, $7.8 million this quarter versus $2.0 million a year ago, stemming from the higher debt levels following the strategic investments made throughout fiscal 2002.

                                         CAE / 1st quarter report 2003 / page.04

Revenue

Consolidated revenue for the first quarter increased 14% to $275.8 million. The growth was attributable to higher Civil training revenue resulting from the strategic acquisitions last year as well as the expansion of its training activities and the increase in Marine activities across a number of programs including the benefits from the acquisition of Valmarine in the second quarter of fiscal 2002. Marine revenue rose 72% to $34.3 million. Civil revenue increased 16% to $135.5 million. Military revenue increased only slightly due to delays in the awarding of certain contracts.

Net Earnings

Consolidated net earnings for the quarter mirrored that of earnings from continuing operations, as there were no contributions from the discontinued operations. Last year, discontinued operations reported earnings of $1.4 million in the first quarter. During the quarter, CAE completed the sale of Cleaning Technologies Plc on June 28 and announced the sale of the sawmill businesses. The sale of the sawmill business should be concluded in early August. No gain or loss will be reported on either sale.

Financial Position and Cash Flow

Cash and short-term investment balances decreased by a combined $42.9 million to $67.2 million this quarter to support higher non-cash working capital. Long term debt increased by $73.1 million to finance capital expenditures mainly for the expansion of CAE's Civil training centres as the Company expects to add up to 25 simulators to its centres this year.

On July 22, CAE announced that it had decided not to proceed with a cross-border equity offer at this time, in the light of negative market conditions, and will pursue other avenues to support its growth. Effective July 29, 2002 CAE listed its shares on the New York Stock Exchange under the ticker "CGT" (CAE Global Training).

Backlog

Order backlog as at June 30, 2002 was $2.5 billion, slightly ahead of last year's $2.4 billion level.

CIVIL SIMULATION AND TRAINING

CAE's Civil Simulation and Training business is transforming from being primarily a supplier of simulator equipment to a world-leading provider of integrated training solutions in the civil aviation training market. CAE is now the world's second largest independent aviation training company.

Review of Operations

During the quarter, CAE was awarded a contract to provide pilot training to Horizon Air's CRJ700 pilots for the next 14 years. Horizon Air is based in Seattle, Washington and is the eighth largest regional airline in the United States. Horizon Air's pilots have already begun training on a CAE-built CRJ700 full flight simulator (FFS) installed in Alaska Airlines' training centre in Seattle. CAE South America Training Center also signed a contract with Aerolineas Argentinas for Airbus A340 FFS training. In addition, the United States Navy Reserves selected CAE's Dallas Training Center for the training of its C-40 Navy aviators. Since May 2002, CAE provided them with initial and recurrent pilot ground-school and simulator training on a Boeing 737NG simulator. The C-40 airlift transport aircraft is similar to the Boeing 737 convertible/ combi aircraft. The contract was signed with the Naval Air Warfare Center Training Systems Division.

CAE Simfinity(TM) has received its first FAA acceptance, another step in the Boeing 737NG Part 142 training program. By using the same high quality simulation software used in CAE's full flight simulators, CAE Simfinity(TM) is transforming aviation training and offers integrated, efficient and cost-effective solutions to

                                         CAE / 1st quarter report 2003 / page.05

meet the ever-increasing needs for better, faster and more interactive training. This complements training offered on full flight simulators. The B737NG Simfinity(TM) courseware, a training solution that uses CAE's world-leading simulation technology, covers system knowledge and procedural skills and significantly reduces the use of low-level training devices. CAE Simfinity(TM) now integrates CAE's newest image generator, CAE Tropos(TM). The CAE Simfinity(TM) Virtual Simulator benefits from the CAE Tropos(TM) high-fidelity visual rendering as well as its extensive airport database library, thus providing an exceptional tool for airport familiarization and brief/debrief applications. Pilots will now be able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports in the world.

CAE launched CAE Tropos(TM), which incorporates ATI's award-winning RADEON(TM) 8500 graphics processor, at the World Airline Training Conference and Trade show in May 2002. This image generator delivers superior visual realism through high-fidelity weather effects and vivid imagery. The state-of-the-art image generator is setting a new standard for visual systems on simulators around the globe. Certifiable to FAA Level D standards, CAE Tropos(TM) offers unprecedented image quality, full colour textures, textured fog and comprehensive weather simulation, as well as dynamic airport environments to further enhance the training experience. The more than 250 commercial airport scenes contained in the CAE library remain fully upward compatible with CAE Tropos(TM) thanks to CAE's next-generation database toolset called CAE Lithos(TM). All of CAE's databases are certified to Level D, the FAA's highest level of certification.

In July 2002, CAE completed aviation-training agreements worth approximately $25 million with four new training customers, including a 10-year agreement with Air New Zealand to install a new A320 FFS at the Air New Zealand Training Center in Auckland. At CAE's Denver aviation training centre, the Company signed a one-year contract with American Eagle for Bombardier CRJ700 pilot training and reached an agreement with Atlantic Coast Airlines for Bombardier CRJ200 training. Both new customers will begin training by August 2002. The Denver training centre commenced operations on June 28, 2002, with anchor tenant Frontier Airlines on the A320 FFS. Denver's other anchor customer, Air Wisconsin, begins CRJ200 training in August. The official opening is scheduled for September. CAE's Madrid aviation training centre signed a three-year contract with South African Express Airways for Bombardier CRJ200 and Dash 8 FFS training. The Madrid training centre began operations in December 2001 with anchor customer Air Nostrum.

The market for full flight simulators remains weak and CAE has received orders for two simulators to date for Ryanair. CAE has also received a cancellation for two Dornier 728 FFS ordered by Lufthansa due to the financial problems of Fairchild Dornier.

Financial Results


(amounts in millions,
except operating margins)      Q1-2003   Q4-2002   Q3-2002    Q2-2002   Q1-2002
--------------------------------------------------------------------------------

Revenue                         $135.5     164.9     133.2      130.2     116.8
Operating earnings              $ 37.7      42.3      41.1       36.9      32.2
Operating margins               % 27.8      25.6      30.9       28.3      27.6
Backlog                         $489.3     641.2     708.9      724.3     612.7
--------------------------------------------------------------------------------

Revenue of $135.5 million was $18.7 million or 16% above last year reflecting revenue increases in training services, stemming from last year's acquisitions of Schreiner and Simuflite and the launch of additional simulators at various training centers. These increases more than compensate for the decline in equipment sales resulting from reduced demand for simulators.

                                         CAE / 1st quarter report 2003 / page.06

Operating earnings for the quarter of $37.7 million were $5.5 million or 17% above last year as year over year margins improved slightly. The results reflect a portion of the foreign exchange gain previously identified and the positive impact of the change in estimated useful lives of simulator assets to more closely match the estimates used by Airlines. These were partially offset by the amortization of intangible assets and operating lease expenses associated with sale and leaseback transactions.

Outlook

CAE will continue to execute its pilot training strategy, focusing on integrating the SimuFlite and Schreiner operations, and increasing its installed base of simulators to over 80 by the end of this fiscal year. Currently CAE has 68 simulators offering training. Given the continuing slow-down affecting major airlines, the outlook for equipment sales for the balance of the year remains challenging.

On August 7, 2002 CAE announced it has entered into a ten-year cooperation agreement with Airbus for the development of a global network of training centres. Under the agreement, CAE will provide the training equipment and advanced training technologies while Airbus will provide its courseware and training expertise. This will result in a worldwide global network of training centres combining the North American Miami Airbus facilities with those of CAE in Denver and Toronto as well as the Toulouse Airbus facility with those of CAE in Madrid, Brussels, Rome, Dubai, Singapore and Sao Paulo. This network will offer the whole range of integrated training solutions, from simulator availability to complete initial, recurrent, transition and specialty training. CAE expects to more than double its Airbus related training revenue over the next five years as a result of this strategic cooperation.

MILITARY SIMULATION AND TRAINING

CAE's Military Simulation and Training business is a premier designer and manufacturer of military flight and land-based simulation training systems.

Review of Operations

During the quarter, CAE was awarded a contract with the Ministry of Defence for the Sultanate of Oman to design and manufacture two Super Lynx 300 helicopter mission simulators for the Royal Air Force of Oman. The two fixed-base mission simulators will feature the CAE Medallion(TM) visual system, which will support both night vision goggle and forward looking infra-red training for the helicopter aircrews. The mission simulators, scheduled for delivery in 2004, will simulate the integrated glass cockpit of the Super Lynx helicopter as well as the state-of-the-art sensors and avionics. Advanced simulations for the defensive aids suite, radar system, and weapon systems of the Super Lynx helicopter will also be included. The mission simulators will allow the aircrews to practice and rehearse complex missions in the simulators prior to deployment. The Super Lynx is the latest version of the popular Lynx helicopter from AgustaWestland.

In May, CAE and Boeing announced that the two companies had agreed to bid jointly the US Army Flight School XXI program. As part of their transformation effort, the US Army is looking for innovative business solutions and training approaches to develop, maintain, operate, upgrade, and support virtual flight simulation training conducted at the Army Aviation Center in Fort Rucker, Alabama. The Flight School XXI program is the Army's next-generation institutional training strategy involving the complete redesign of all flight training for Army aviators. Flight School XXI supports the Army's transformation efforts with an objective to increase aviator experience in their war-fighting aircraft prior to their first combat unit assignment. Both initial entry flight training and advanced aircraft qualification training will be provided under the Flight School XXI program.

                                         CAE / 1st quarter report 2003 / page.07

Also in May, the Royal Australian Air Force's (RAAF) C-130J Hercules full flight simulator, designed and manufactured by CAE, achieved accreditation to Australian Civil Aviation Safety Authority Level 5 which is the highest level in full flight simulation. The accreditation is significant because it demonstrates the RAAF's continuing recognition of the importance of an independent review of the simulator's fidelity throughout its life cycle.

Financial Results

(amounts in millions,
except operating margins)    Q1-2003    Q4-2002    Q3-2002   Q2-2002    Q1-2002
--------------------------------------------------------------------------------
Revenue                     $  106.0      150.2      109.1      97.1      105.3
Operating earnings          $   18.7       20.4       16.9      13.7       15.3
Operating margins           %   17.6       13.6       15.5      14.1       14.5
Backlog                     $1,334.0    1,378.3    1,367.8   1,368.6    1,369.0
--------------------------------------------------------------------------------

Revenue of $106.0 million for the quarter is comparable to last year's level of $105.3 million. The results have been affected by schedule delays on contract awards and postponement of certain programs.

Operating earnings at $18.7 million are $3.4 million or 22% higher than last year. Productivity initiatives, an early delivery bonus on the Lynx MK8 program, improved profitability on the Medium Support Helicopter program and cost containment measures contributed to the improved operating earnings.

Outlook

There remains strong evidence of an increase in military spending, particularly in the US. CAE expects to benefit from these increases and is well positioned to participate in a number of significant programs expected to be awarded later this year including the NH-90 European helicopter program, Flight School XXI and the Armored Vehicle Training program for the UK MoD. These factors coupled with the record backlog, the majority of which is long-term, provide a promising potential platform for the future.

MARINE CONTROLS

CAE's Marine Controls business is a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators.

Review of Operations

During the quarter, CAE was selected to provide control systems for an additional four new MEKO(R), 100 Patrol Vessels for the Royal Malaysian Navy. The value of this new business is $37 million and follows the January contract, valued at $21 million, for the first two ships. CAE will deliver the six control systems by the end of 2004. CAE's Integrated Platform Management Systems technology will be used to monitor and control the platform machinery of the ships, including propulsion, electrical, damage control and auxiliary machinery and systems. It also provides advanced automation for enhanced operational effectiveness and survivability of the ships. CAE's leading-edge technology positions the company well for future contracts for the Royal Malaysian Navy.

                                         CAE / 1st quarter report 2003 / page.08

In June, CAE Valmarine won a contract from the Finnish Navy for two automation systems for their TF2000 Fast Attack Craft. The Finnish Navy is a new customer to CAE and the award is significant as it includes an automation system for a newly built vessel as well as the retrofit of the previously built prototype vessel.

The Victoria Class Submarine Unique Trainers Transition contract with the Canadian Government is progressing on schedule. CAE, as prime contractor, will validate, dismantle and ship five trainers from Gosport in the UK and install, revalidate, maintain and operate them in Halifax Nova Scotia through 2005. The first validation exercise was conducted in April and the receiving facility has been set up in Halifax to receive the first shipments. The trainers are to be shipped by the end of next quarter.

On July 9, CAE announced the delivery of its tenth full scope, high fidelity CANDU nuclear power plant training simulator.

Financial Results

(amounts in millions,
-------------------------------------------------------------------------------
except operating margins)       Q1-2003   Q4-2002   Q3-2002   Q2-2002   Q1-2002
-------------------------------------------------------------------------------
Revenue                         $  34.3      34.1      37.6      27.8      20.0
Operating earnings              $   6.4       8.1       6.6       5.2       3.7
Operating margins               %  18.7      23.8      17.6      18.7      18.5
Backlog                         $ 694.8     676.3     684.0     598.2     371.8
-------------------------------------------------------------------------------

Revenue for the quarter at $34.3 million was $14.3 million or 72% better than last year. The increase from last year is attributable to higher activities across a number of programs including both the control system and training program for the Astute Class submarine and from the Valmarine acquisition completed in the second quarter of fiscal 2002.

Operating earnings of $6.4 million were $2.7 million or 73% ahead of last year. These impressive results reflect significant organic growth in the core business, which accounted for the majority of the increase, the impact of Valmarine, favorable product margins, and reduced spending on general and administrative expenses.

Backlog reached $694.8 million, almost double that of a year ago.

Outlook

The recent success with the Royal Malaysian and Finnish Navies coupled with a solid backlog, which includes the Astute Class Submarine Training program for the UK Royal Navy awarded last year, bode well for the future performance from this segment.

                                         CAE / 1st quarter report 2003 / page.09

CONSOLIDATED BALANCE SHEETS

                                                              as at         as at
                                                            June 30      March 31
                                                               2002          2002
(amounts in millions)                                   (unaudited)     (audited)
---------------------------------------------------------------------------------
ASSETS
Current assets
  Cash                                                    $    52.9     $    88.8
  Short-term investments                                       14.3          21.3
  Accounts receivable                                         377.8         378.2
  Inventories                                                 136.7         130.9
  Prepaid expenses                                             12.3           9.9
  Income taxes recoverable                                     20.7          15.8
  Future income taxes                                          27.1          28.9
---------------------------------------------------------------------------------
                                                              641.8         673.8
Assets of discontinued operations (note 3)                    114.6         123.8
Property, plant and equipment, net                            917.3         838.5
Future income taxes                                            73.3          74.1
Intangible assets                                             173.8         163.4
Goodwill                                                      372.0         375.5
Other assets                                                  136.4         129.3
---------------------------------------------------------------------------------
                                                          $ 2,429.2     $ 2,378.4
=================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

  Accounts payable and accrued liabilities                $   372.9     $   420.5
  Deposits on contracts                                       180.2         189.1
  Long-term debt due within one year                           37.2          37.5
  Future income taxes                                          50.4          50.4
---------------------------------------------------------------------------------
                                                              640.7         697.5
Liabilities of discontinued operations (note 3)                36.6          40.5
Long-term debt                                                926.5         889.0
Long-term liabilities                                          75.9          73.7
Future income taxes                                            82.9          65.6
---------------------------------------------------------------------------------
                                                            1,762.6       1,766.3
---------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock
  Issued
    (219,318,862 Common shares
    March 31, 2002 - 218,955,780)                             188.8         186.8
Retained earnings                                             471.2         440.4
Currency translation adjustment                                 6.6         (15.1)
---------------------------------------------------------------------------------
                                                              666.6         612.1
---------------------------------------------------------------------------------
                                                          $ 2,429.2     $ 2,378.4
=================================================================================

                                        CAE / 1st quarter report 2003 / page.010

CONSOLIDATED STATEMENTS OF EARNINGS

                                                               three months ended
                                                                     June 30
                                                                   (unaudited)
(amounts in millions, except per share amounts)                   2002       2001
---------------------------------------------------------------------------------
Revenue
  Civil Simulation and Training                                $ 135.5    $ 116.8
  Military Simulation and Training                               106.0      105.3
  Marine Controls                                                 34.3       20.0
---------------------------------------------------------------------------------
                                                               $ 275.8    $ 242.1
=================================================================================
Operating earnings

  Civil Simulation and Training                                $  37.7    $  32.2
  Military Simulation and Training                                18.7       15.3
  Marine Controls                                                  6.4        3.7
---------------------------------------------------------------------------------
Earnings from continuing operations
  before interest and taxes                                       62.8       51.2
Interest expense, net                                              7.8        2.0
---------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                                             55.0       49.2
Income taxes                                                      17.6       16.2
---------------------------------------------------------------------------------
Earnings from continuing operations                            $  37.4    $  33.0
Results of discontinued operations (note 3)                         --        1.4
---------------------------------------------------------------------------------
Net earnings                                                   $  37.4    $  34.4
=================================================================================
Earnings and diluted earnings per share
  from continuing operations                                   $  0.17    $  0.15
=================================================================================
Net earnings and diluted net earnings per share                $  0.17    $  0.16
=================================================================================
Average number of shares outstanding                             219.3      216.6
=================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                               three months ended
                                                                     June 30
                                                                   (unaudited)
(amounts in millions)                                           2002         2001
---------------------------------------------------------------------------------
Retained earnings at beginning of period                     $ 446.8      $ 321.2
Adjustments for changes in
  accounting policies (note 1)                                 (6.4)         (5.3)
Net earnings                                                   37.4          34.4
Dividends                                                      (6.6)         (5.4)
---------------------------------------------------------------------------------
Retained earnings at end of period                          $ 471.2       $ 344.9
=================================================================================

                                        CAE / 1st quarter report 2003 / page.011

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                               three months ended
                                                                     June 30
                                                                   (unaudited)
(amounts in millions)                                           2002         2001
---------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Earnings from continuing operations                          $  37.4   $   33.0
  Adjustments to reconcile earnings to
    cash flow from operating activities:
      Amortization                                                18.3        6.1
      Future income taxes                                          4.6        5.8
      Investment tax credit                                       (3.9)      (4.0)
      Other                                                       (8.1)      (3.5)
      Increase in non-cash
        working capital (note 4)                                 (80.2)     (95.9)
---------------------------------------------------------------------------------
NET CASH USED IN CONTINUING OPERATING ACTIVITIES                 (31.9)     (58.5)
---------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of businesses (note 2)                                   --     (125.6)
  Proceeds from disposition of businesses                           --       10.4
  Short-term investments                                           7.0      122.8
  Capital expenditures                                           (73.1)     (42.8)
  Development costs                                               (4.7)     (10.1)
  Deferred pre-operating costs                                    (2.1)        --
  Other assets                                                    (1.6)      (6.6)
---------------------------------------------------------------------------------
NET CASH USED IN CONTINUING INVESTING ACTIVITIES                 (74.5)     (51.9)
---------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Proceeds of long-term debt                                      79.0       16.2
  Repayments of long-term debt                                    (5.9)        --
  Dividends paid                                                  (6.5)      (5.4)
  Common stock issuance                                            2.0        1.4
  Other                                                           (0.9)      (0.6)
---------------------------------------------------------------------------------
Net cash provided by continuing financing activities              67.7       11.6
Net cash provided by discontinued activities (note 3)              0.3       13.7
Effect of foreign exchange rate changes on cash                    2.5       (3.9)
---------------------------------------------------------------------------------
Net decrease in cash                                             (35.9)     (89.0)
Cash at beginning of period                                       88.8      156.8
---------------------------------------------------------------------------------
Cash at end of period                                          $  52.9   $   67.8
=================================================================================

                                        CAE / 1st quarter report 2003 / page.012

Notes to the Consolidated Financial Statements (unaudited)

Note 1: Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2002, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2002. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosure required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to CICA Handbook Section 1650 "Foreign Currency Translation". The Company will no longer amortize the exchange gains or losses arising on the translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million (2001 - $5.3 million) net of taxes of $2.8 million (2001 - $2.3 million) . Consequently, prior years' financial statements were restated through a charge to fiscal 2002 opening retained earning of $5.3 million, net of $2.3 million of taxes. The effect of the amendments on the period ending June 30, 2002 is a foreign exchange gain of $4.5 million (2001 - nil) net of taxes of $2.1 million (2001 - nil).

Effective April 1, 2002, CAE prospectively adopted the new recommendations of CICA Section 3870 "Stock-based Compensation and Other Stock-based Payments". The standard encourages, but does not require, that the fair value method for valuing stock options be used for transactions with employees. When an enterprise does not use the fair value-based method of accounting, it must disclose pro forma net earnings and pro forma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. CAE will continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. CAE's practice is to issue options in May of each fiscal year. The following outlines the impact and the assumptions used if the compensation costs for CAE's stock options was determined under the fair value based method of accounting for awards granted after April 1, 2002:


                                                          three months ended
                                                             June 30, 2002
--------------------------------------------------------------------------------
Net earnings, as reported                                       $  37.4
Pro forma impact                                                $  (0.4)
--------------------------------------------------------------------------------
Pro forma net earnings                                          $  37.0
================================================================================
Pro forma basic and diluted net earnings per share              $  0.17
================================================================================
Assumptions used in Black Scholes options pricing model:
  Dividend yield                                                  1.058%
  Expected volatility                                                46%
  Risk-free interest rate                                          4.89%
  Expected life (years)                                               6
  Number of options granted                                   1,717,000
  Weighted average fair value of options granted                $  5.86
================================================================================

During the first quarter of fiscal 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, "Business Combinations", which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Intangible assets are recorded at their allocated cost at the date of acquisition of the related operating companies. Amortization is provided, where required, on a straightline basis over their estimated useful lives.

                                        CAE / 1st quarter report 2003 / page.013

NOTE 2: BUSINESS ACQUISITIONS

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE SYSTEMS Flight Simulation and Training Inc. located in Tampa, Florida for a total cash consideration of US$76 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway, for a cash consideration of NOK238.6 million and CAE share issuance of NOK125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the future performance of the business. Contingent consideration up to a maximum of NOK58 million will be recognized as an additional cost of the purchase when the contingency is resolved.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. for a total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, property, plant and equipment in the amount of US$54 million were sold to the vendor and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from their respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions)       BAE SYSTEMS   Valmarine AS   Schreiner   SimuFlite   Total
----------------------------------------------------------------------------------------
Current assets                 $ 36.2        $ 16.3       $  15.3     $  23.6   $  91.4
Current liabilities             (65.8)         (8.7)        (37.0)      (14.2)   (125.7)
Property, plant and equipment    59.0           0.5         167.9       266.1     493.5
Intangible assets
  Trade names                      --           3.6            --        37.1      40.7
  Customer relations               --           6.0          66.0        29.2     101.2
  Customer contractual
    agreements                     --           1.5           2.2         3.6       7.3
  Other intangibles               2.5          14.5            --         7.0      24.0
Goodwill                        104.2          37.5         105.0       110.9     357.6
Future income taxes              36.6          (8.2)        (36.4)       15.1       7.1
Long-term debt                  (17.3)           --         (23.1)      (55.7)    (96.1)
Long-term liabilities           (36.1)           --            --          --     (36.1)
----------------------------------------------------------------------------------------
                                119.3          63.0         259.9       422.7     864.9
Less: - Sale and leaseback
        of assets                  --            --            --       (86.2)    (86.2)
      - Shares issued              --         (21.1)           --          --     (21.1)
----------------------------------------------------------------------------------------
Total cash consideration:     $ 119.3        $ 41.9       $ 259.9     $ 336.5   $ 757.6
========================================================================================

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

The allocation of the purchase price is based on management's estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process will be completed in the next three months and accordingly there may be some adjustments to SimuFlite arising from the finalization of amounts with the seller.

                                        CAE / 1st quarter report 2003 / page.014

NOTE 3: DISCONTINUED OPERATIONS

On December 18, 2001, the Board of Directors approved a plan to divest its Forestry Systems segment. As a result of the planned divestiture, the results of operations for the Forestry Systems have been reported separately in the consolidated statements of earnings together with its Cleaning Technologies businesses (together the "Discontinued Operations"). Previously reported financial statements have been restated and interest expense has been allocated to the Discontinued Operations based on their share of the Company's net assets.

On June 28, 2002, CAE sold CAE Cleaning Technologies Plc to the former management of these operations for a note receivable of (pound)0.5 million.

Summarized financial information for the discontinued operations is as follows:

                                                               three months ended
                                                                     June 30
                                                                   (unaudited)
(amounts in millions)                                             2002       2001
---------------------------------------------------------------------------------
Revenue
  Cleaning Technologies                                         $  7.0     $ 21.1
  Forestry Systems                                                29.9       53.0
---------------------------------------------------------------------------------
                                                                $ 36.9     $ 74.1
=================================================================================
Net earnings from Forestry Systems prior to
  measurement date net of tax (2001 - $1.1)                         --        3.4
Net loss from Cleaning Technologies after
  measurement date net of tax recovery (2001 - $0.7)                --       (2.0)
---------------------------------------------------------------------------------
Net earning from discontinued operations                         $  --     $  1.4
=================================================================================


                                          as at June 30, 2002    as at March 31, 2002
                                                  (unaudited)               (audited)
                                       Forestry      Cleaning  Forestry      Cleaning
(amounts in millions)                   Systems  Technologies   Systems  Technologies
-------------------------------------------------------------------------------------

Current assets                          $  39.5       $  16.2   $  40.8       $  20.8
Property, plant and equipment, net         15.1           5.1      15.7           5.4
Goodwill                                   31.2           5.8      30.2           9.2
Other assets                                0.7           1.0       0.6           1.1
-------------------------------------------------------------------------------------
                                           86.5          28.1      87.3          36.5
-------------------------------------------------------------------------------------
Assets of discontinued operations                     $ 114.6                 $ 123.8
=====================================================================================
Current liabilities                        28.7           7.1      26.4          13.7
Other liabilities                           0.8            --       0.4            --
-------------------------------------------------------------------------------------
                                           29.5           7.1      26.8          13.7
-------------------------------------------------------------------------------------
Liabilities of discontinued operations                $  36.6                 $  40.5
=====================================================================================

                                        CAE / 1st quarter report 2003 / page.015

NOTE 4: SUPPLEMENTARY INFORMATION
Cash (used in) provided by non-cash working capital:

                                                               three months ended
                                                                     June 30
                                                                   (unaudited)
(amounts in millions)                                           2002         2001
---------------------------------------------------------------------------------

Accounts receivable                                          $  (5.1)     $ (33.4)
Inventories                                                     (5.3)       (11.8)
Prepaid expenses                                                (3.1)         0.3
Accounts payable and accrued liabilities                       (62.3)       (47.3)
Deposits on contracts                                          (11.7)       (12.0)
Income taxes recoverable                                         7.3          8.3
---------------------------------------------------------------------------------
Increase in non-cash working capital                         $ (80.2)     $ (95.9)
=================================================================================
Interest paid                                                $  11.0      $   6.2
=================================================================================
Income taxes paid                                            $   2.8      $   0.1
=================================================================================
Foreign exchange gain                                        $   6.6      $   0.7
=================================================================================


NOTE 5: BUSINESS AND GEOGRAPHIC SEGMENTS

The Company's significant business segments include:

(i) Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and provider of business and commercial aviation training.

(ii) Military Simulation - a premier supplier of military flight and land-based simulators, visual systems and training systems.

(iii) Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators.

Each operating segment is led by a senior executive and offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due on acquisitions included in other long-term liabilities.

                                        CAE / 1st quarter report 2003 / page.016

Financial information on the Company's operating segments is shown in the following table:

                                                               as at         as at
                                                             June 30      March 31
BUSINESS SEGMENTS                                               2002          2002
                                                         (unaudited)     (audited)
----------------------------------------------------------------------------------
Capital employed
  Civil Simulation and Training                            $ 1,144.1     $ 1,057.3
  Military Simulation and Training                             232.4         187.3
  Marine Controls                                              120.2          86.0
  Other                                                          0.6          11.8
----------------------------------------------------------------------------------
Total capital employed                                     $ 1,497.3     $ 1,342.4
  Cash                                                          52.9          88.8
  Short-term investments                                        14.3          21.3
  Income taxes recoverable                                      20.7          15.8
  Accounts payable and accrued liabilities                     372.9         420.5
  Deposits on contract                                         180.2         189.1
  Future income taxes - short-term                              27.1          28.9
  Future income taxes - long-term                               73.3          74.1
  Long-term liabilities                                         75.9          73.7
  Net assets of discontinued operations                        114.6         123.8
----------------------------------------------------------------------------------
Total assets                                               $ 2,429.2     $ 2,378.4
==================================================================================

Total assets by segment
  Civil Simulation and Training                            $ 1,440.6     $ 1,380.9
  Military Simulation and Training                             458.6         444.4
  Marine Controls                                              189.5         165.3
==================================================================================

Additions and adjustments to goodwill
  Civil Simulation and Training                            $     6.8     $   219.0
  Military Simulation and Training                                --          94.3
  Marine Controls                                               (2.9)         40.4
----------------------------------------------------------------------------------
                                                           $     3.9     $   353.7
==================================================================================
Additions and adjustments to intangible assets
  Civil Simulation and Training                            $      --     $   145.1
  Military Simulation and Training                                --           2.5
  Marine Controls                                                7.2          18.4
----------------------------------------------------------------------------------
                                                           $     7.2     $   166.0
==================================================================================

                                        CAE / 1st quarter report 2003 / page.017

                                                                 three months ended
                                                                       June 30
BUSINESS SEGMENTS (CONTINUED)                                        (unaudited)
                                                                   2002       2001
----------------------------------------------------------------------------------
Capital expenditures
  Civil Simulation and Training                                  $  60.2    $ 36.0
  Military Simulation and Training                                   2.2       5.1
  Marine Controls                                                   10.7       1.7
----------------------------------------------------------------------------------
                                                                 $  73.1    $ 42.8
==================================================================================
Amortization of property, plant and equipment
  Civil Simulation and Training                                  $  11.1    $  5.2
  Military Simulation and Training                                   2.8       0.7
  Marine Controls                                                    0.8       0.2
----------------------------------------------------------------------------------
                                                                 $  14.7    $  6.1
==================================================================================
Amortization of intangible assets
  Civil Simulation and Training                                  $   1.8    $   --
  Military Simulation and Training                                    --        --
  Marine Controls                                                    0.5        --
----------------------------------------------------------------------------------
                                                                 $   2.3    $   --
==================================================================================
Amortization of other assets
  Civil Simulation and Training                                  $   1.2    $   --
  Military Simulation and Training                                   0.1        --
  Marine Controls                                                     --        --
----------------------------------------------------------------------------------
                                                                 $   1.3    $   --
==================================================================================
Revenue from external customers based on their location
  Canada                                                         $  22.5    $ 28.8
  US                                                                82.6      90.2
  UK                                                                42.0      26.0
  Germany                                                           20.5      19.8
  Other European countries                                          29.4      29.0
  Other countries                                                   78.8      48.3
----------------------------------------------------------------------------------
                                                                $  275.8  $  242.1
==================================================================================


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